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07007918

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) New York (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Davidson, President 585-387-6535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1300 Huntington Bldg, 925 Euclid Ave (Address), Cleveland (City) OH (State) 44115 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Security Corporation, as of July 18, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ZACHARY E. WOOD
Notary Public, State of New York
Reg #01WO6113906
Monroe County
Commission Expires August 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Paychex Securities Corporation

Year Ended May 31, 2007
With Report of Independent Auditors

0707-0847868

Paychex Securities Corporation

Financial Statements and Supplemental Information

Year Ended May 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2007 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 6, 2007

Paychex Securities Corporation

Balance Sheet

(In Thousands, Except Share Amounts)

May 31, 2007

Assets		
Cash	$	23,035
Service fee receivable		5,753
Total assets	$	28,788
Liabilities and stockholder's equity		
Accrued income taxes payable to parent company	$	10,687
Payable to Paychex, Inc.		1
Total liabilities		10,688
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2007		120
Retained earnings		17,980
Total stockholder's equity		18,100
Total liabilities and stockholder's equity	$	28,788

See accompanying notes.

Paychex Securities Corporation

Statement of Income
(In Thousands)

Year Ended May 31, 2007

Revenues		
Service fee revenue	$	30,071
Investment revenue		391
Total revenues		30,462
Income tax expense allocated from parent company		10,687
Net income	$	19,775

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity
(In Thousands, Except Share Amounts)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at June 1, 2006	10	$ 120	$ 16,205	$ 16,325
Net income	–	–	19,775	19,775
Dividends to parent company	–	–	(18,000)	(18,000)
Balance at May 31, 2007	10	$ 120	$ 17,980	$ 18,100

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

Year Ended May 31, 2007

Operating activities	
Net income	$ 19,775
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investments	1
Changes in operating assets and liabilities:	
Service fee receivable	(1,598)
Payable to Paychex, Inc.	1
Accrued income taxes	1,489
Net cash provided by operating activities	19,668
Financing activities	
Dividends paid to parent company	(18,000)
Net cash used in financing activities	(18,000)
Increase in cash	1,668
Cash at beginning of fiscal year	21,367
Cash at end of fiscal year	$ 23,035
Supplemental information	
Income taxes paid by Paychex, Inc. on behalf of Paychex Securities Corporation	$ 5,169

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2007

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company, except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2007.

Customer Security Transactions

Customer security transactions are recorded on a trade-date basis. There is no commission income recorded on these transactions.

Concentrations

All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any available insurance. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

The Company currently transacts business with seven different money managers. Three of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these customers no longer transact with the Company.

Fair Value

The carrying value recorded in the balance sheet for cash and service fee receivable approximates fair value.

Paychex Securities Corporation

Notes to Financial Statements (continued)

Note A. Description of Business and Significant Accounting Policies (continued)

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material impact on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment to FASB Statement No. 115.* This statement allows a company to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We currently do not expect this statement to have a material effect on our results of operations or financial position.

Note B. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $713,000. At May 31, 2007, the Company had net capital of $12,347,000, which was $11,634,000 in excess of its required capital. Subsequent to year-end, the Company declared a $5,000,000 dividend to its parent.

Note C. Income Taxes

Current income tax expense allocated from the parent company consists of the following (in thousands):

Federal	$ 10,648
State	39
Total income tax expense	$ 10,687

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended May 31, 2007.

Federal statutory rate	35.0 %
Increase resulting from:	
State income taxes, net of federal benefit	.1
Effective tax rate	35.1 %

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc. for state purposes. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

Supplemental Information

Paychex Securities Corporation

Schedule 1 – Net Capital Calculation
(In Thousands)

May 31, 2007

Net capital		
Total stockholder's equity	$	18,100
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		18,100
Nonallowable assets:		
Unsecured receivable		5,753
		5,753
Net capital	$	12,347
Aggregate indebtedness		
Accrued income taxes	$	10,687
Payable to Paychex, Inc.		1
Total aggregate indebtedness	$	10,688
Computation of basic net capital requirement		
Minimum net capital required	$	713
Excess net capital	$	11,634
Excess net capital at 1000%	$	11,278
Ratio: Aggregate indebtedness to net capital		87%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2007 Part IIA FOCUS filing.

0707-0847868

Paychex Securities Corporation

Schedule 2 – Statement Regarding Rule 15c3-3

May 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Board of Directors and Stockholder
Paychex Securities Corporation

In planning and performing our audit of the consolidated financial statements of Paychex Securities Corporation (the "Company"), for the year ended May 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and hat transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 6, 2007

END